Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Thirty-six Weeks Ended

	May 7, 2005	May 8, 2004

Earnings
Income before income taxes	$554,835	$570,859
Fixed charges	99,097	90,026
Less: Capitalized interest	(626)	(465)

Adjusted earnings	$653,306	$660,420

Fixed charges
Gross interest expense	$69,243	$61,193
Amortization of debt expense	1,829	3,445
Interest portion of rent expense	28,025	25,388

Total fixed charges	$99,097	$90,026

Ratio of earnings to fixed charges	6.6	7.3

	Fiscal Year Ended August

	2004 (52 weeks)	2003 (52 weeks)	2002 (53 weeks)	2001* (52 weeks)	2000 (52 weeks)

Earnings
Income before income taxes	$905,902	$833,007	$691,148	$287,026	$435,190
Fixed charges	130,278	121,129	98,688	121,141	97,520
Less: Capitalized interest	(813)	(791)	(437)	(1,380)	(2,773)

Adjusted earnings	$1,035,367	$953,345	$789,399	$406,787	$529,937

Fixed charges
Gross interest expense	$89,600	$79,301	$78,183	$100,291	$77,699
Amortization of debt expense	4,230	7,334	2,283	2,377	2,209
Interest portion of rent expense	36,448	34,494	18,222	18,473	17,612

Total fixed charges	$130,278	$121,129	$98,688	$121,141	$97,520

Ratio of earnings to fixed charges	7.9	7.9	8.0	3.4	5.4

*Fiscal 2001 includes the impact of the pre-tax restructuring and impairment charges of $156.8 million.

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